UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

File No. 812-13449

In the Matter of:

X Exchange-Traded Funds, Inc.

XShares Advisors LLC (formerly, X-Shares Advisors, LLC);

XShares Group, Inc. (formerly, Ferghana-Wellspring LLC);

TDX Independence Funds, Inc. (formerly, TDAX Funds, Inc.)

Third Amended and Restated Application to Amend an Order under Section 6(c) of the Investment Company Act of 1940 for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 24(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act.

File No. 812-13449

All communications and orders to:

XShares Advisors LLC XShares Group, Inc.	TDX Independence Funds, Inc. X Exchange-Traded Funds, Inc.
420 Lexington Avenue, Suite 2550	420 Lexington Avenue, Suite 2550
New York, NY 10170	New York, NY 10170
Attn: David W. Jaffin	Attn: David W. Jaffin

with a copy to:

Domenick Pugliese, Esq.
Paul, Hastings, Janofsky & Walker LLP
Park Avenue Tower
75 East 55th Street
New York, NY 10022

As filed with the Securities and Exchange Commission on April 20, 2009

I.                                         Introduction

In this third amended and restated application dated April 20, 2009 (the “Application”), XShares Group, Inc., XShares Advisors LLC and TDX Independence Funds, Inc. (collectively, the “Original Applicants”), and X Exchange-Traded Funds, Inc. (“X Funds”) (together with the Original Applicants, the “Applicants”), apply for and request an order (the “Order”) of the U.S. Securities and Exchange Commission (“Commission”) to amend a prior order issued by the Commission to the Original Applicants under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 24(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act granting an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.  The requested Order would amend a prior order received by the Original Applicants. The prior order, as previously amended, permits, among other things:

•                                          shares of TDX Independence Funds, Inc. (“TDX Funds”) and X Funds, each an open-end management investment company, to trade on a national securities exchange at negotiated market prices rather than at net asset value;

•                                          shares of the TDX Funds and X Funds to be redeemable in large aggregations only;

•                                          certain affiliated persons of TDX Funds and X Funds to buy securities from, and sell securities to, TDX Funds and X Funds, respectively, in connection with the “in-kind” purchase and redemption of the Shares; and

•                                          sales of shares of TDX Funds and X Funds by dealers in the secondary market to be unaccompanied by a prospectus, when prospectus delivery is not required by the Securities Act of 1933.

For ease of reference, the prior order, as previously amended, (“Prior Order”) is briefly described below(1). Terms used but not defined herein shall have the same meaning as provided in the Prior Applications (as defined below).

Overview of Prior Order. On December 7, 2006, the Commission issued an order (the “HealthShares Order”)(2)  which granted exemptive relief to the initial portfolios of HealthShares™, Inc. (the “HealthShares Funds”, an open-end registered investment company), to the applicants listed in the application requesting the relief granted in the HealthShares Order (the “HealthShares Application”), as well as to funds (“Funds”) advised by XShares Advisors LLC (the “Advisor”) or an entity controlled by or under common control with the Advisor that may be created in the future and that comply with the terms and conditions of the HealthShares Order (together with the HealthShares Funds, “Affiliated Index Future Funds”). Affiliated Index Future Funds as defined in the original HealthShares Order include only Funds investing exclusively in equity securities and in circumstances where the entity that creates, compiles, sponsors or maintains an Underlying Index (as defined in the HealthShares Order) (the “Index Creator”) is an affiliated person of the Advisor or its affiliates. On August 20, 2007, the Commission issued an order (the “TDX Order”)(3) which amended the HealthShares Order and

(1) The Prior Order is defined in notes 2 and 3 below. As noted, the description of the Prior Order contained herein is an abbreviated summary provided for ease of reference only. This summary is qualified in its entirety by the terms and conditions of the Prior Order as described in the notices and orders referenced in notes 2 and 3 below and in the applications filed by the Original Applicants in connection with those notices and orders.

(2) See In the Matter of HealthShares, Inc., et al., Investment Company Act Release Nos. 27553 (November 16, 2006) (notice) and 27549 (December 7, 2006) (order) (relating to the HealthShares™ Asian Health Exchange-Traded Fund, Autoimmune-Inflammation Exchange-Traded Fund, Cancer Exchange-Traded Fund, Cardio Devices Exchange-Traded Fund, Cardiology Exchange-Traded Fund, Dermatology Exchange-Traded Fund, Diagnostics Exchange-Traded Fund, Emerging Cancer Exchange-Traded Fund, Enabling Technologies Exchange-Traded Fund, European Drugs Exchange-Traded Fund, European Medical Products and Devices Exchange-Traded Fund, GI/Gender Health Exchange-Traded Fund, Infectious Disease Exchange-Traded Fund, Metabolic-Endocrine Disorders Exchange-Traded Fund, Neuroscience Exchange-Traded Fund, Ophthalmology Exchange-Traded Fund, Orthopedic Repair Exchange-Traded Fund, Patient Care Services Exchange-Traded Fund, Respiratory/Pulmonary Exchange-Traded Fund and Composite Exchange-Traded Fund ).  The Healthshares Funds have since liquidated and an application for deregistration as an investment company on Form N-8F was filed with the Commission on March 30, 2009.

(3) See In the Matter of HealthShares, Inc., et al., Investment Company Act Release Nos. 27916 (July 27, 2007) (notice) and 27930 (August 20, 2007) (order) (relating to the TDX Independence Funds, Inc. TDX Independence

provided exemptive relief to the portfolios of the TDX Funds, to the applicants listed in the application requesting the relief granted in the TDX Order (the “TDX Application”), as well as to Funds that may be created in the future and that comply with the terms and conditions of the TDX Order (together with the TDX Funds, “Unaffiliated Index Future Funds”). The TDX Order amended the HealthShares Order to (i) permit Affiliated Index Future Funds that hold fixed income securities to rely on the HealthShares Order,(4) (ii) provide that certain representations and undertakings contained in the HealthShares Application shall not apply to a fund where the Index Creator is not an affiliated person, or an affiliated person of an affiliated person, of the Fund, the Advisor, Distributor, promoter or any sub-advisor of the Fund, and (iii) to delete a condition related to the applicability of the HealthShares Order to Affiliated Index Future Funds(5).

Overview of Requested Relief.  Applicants request that the relief requested herein apply to the TDX Funds and X Funds, as well as to Funds that may be created in the future and that comply with the terms and conditions described herein (“Future Funds”). In this Application, Applicants seek relief with respect to the three matters listed below:

(i)  Applicants seek to amend certain representations and undertakings contained in the HealthShares Application and in the TDX Application (the HealthShares Application and the TDX Application are referred to herein as the “Prior Applications”) (a) to provide that any Fund or Future Fund (hereinafter, any reference to “Fund” shall include a “Future Fund” unless specifically noted otherwise) relying on the Prior Order or the Order granted pursuant to this Application will invest at least 80% of its total assets, as disclosed in the relevant Fund

2010 Exchange-Traded Fund, TDX Independence 2020 Exchange-Traded Fund, TDX Independence 2030 Exchange-Traded Fund, TDX Independence 2040 Exchange-Traded Fund, and  TDX Independence In-Target Exchange-Traded Fund). The TDX Independence Funds, Inc. and each of the 5 underlying TDX Independence portfolios were formerly known as the TDAX Funds, Inc. and TDAX Independence portfolios.

(4) Unaffiliated Index Future Funds that invest in fixed income securities may rely on the TDX Order.

(5) This same condition does not apply to Unaffiliated Index Future Funds pursuant to the TDX Order.

prospectus, in the Component Securities of its Underlying Index (the “80% Requirement”) (the Prior Applications currently provide that at least 90% of a Fund’s total assets will be invested in the Component Securities of its Underlying Index)(6), (b) to provide that, in connection with the offering of any Fund, such Fund will operate, function and trade as an exchange-traded fund in substantially the same manner as described in the Prior Applications with the exception that the Underlying Index which the Fund seeks to replicate may be reconstituted and rebalanced no more frequently than on a monthly, rather than quarterly, basis (“Monthly Reconstitution”)(7), and (c) to provide that the “Indicative Optimized Portfolio Value”, or IOPV (as defined in the TDX Application) may be calculated and disseminated widely every 15 seconds by the Exchange or by a major market data vendor (the TDX Application currently represents that this information will be disseminated only by the Exchange) (the “IOPV Provider”)(8);

(ii)  Applicants seek to amend the Prior Order by deleting the relief granted from the requirements of section 24(d) of the Act and revising the Prior Applications by deleting all discussions relating to such relief, including all references to the Product Description in the body of the Prior Applications and in the conditions; and

(iii)  Applicants seek to amend the terms and conditions of the Prior Applications such that all representations and conditions contained in the Prior Applications and the current Application that require a Fund to disclose particular information in the Fund’s prospectus (“Prospectus”) and/or annual report shall remain effective with respect to the Fund until the time the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).

(6) See HealthShares Application, pgs. 33-34 and TDX Application, pg. 16.

(7) See HealthShares Application, pg. 3 and TDX Application. pg. 12.

(8) See TDX Application, pg. 14. See also HealthShares Application,  pgs. 61-63.

Applicants believe that the requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.            Background

A.            Prior Applications

Except as specifically noted herein, all representations and conditions contained in the Prior Applications relating to the operation of HealthShares Funds and TDX Funds apply equally to the Funds.

B.            The Applicants

TDX Funds is an open-end management investment company organized as a Maryland corporation. TDX Funds filed with the Commission a registration statement on Form N-1A which was declared effective by the Commission on August 22, 2007.  TDX Funds currently has 5 separate series, all of which are currently being offered to the public.

X Funds is an open-end management investment company organized as a Maryland corporation. X Funds filed with the Commission a registration statement on Form N-1A on October 3, 2008 which has not yet been declared effective.  X Funds is structured as a multiple series fund and is currently comprised of two open-end investment company portfolios. The Advisor expects that additional portfolios will be added to X Funds in the future. Shares of X Funds have not yet been offered to the public.

The Advisor is a Delaware limited liability company with its principal office located at 420 Lexington Avenue, Suite 2550, New York, New York 10170.  The Advisor is a wholly-owned subsidiary of XShares Group, Inc., a Delaware corporation.  The Advisor is registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940 (the

 “Advisers Act”).  The Advisor and its affiliated persons are not affiliated with any other registered investment adviser.

XShares Group, Inc. is the parent of the Advisor, with its principal office located at 420 Lexington Avenue, Suite 2550, New York, New York 10170.  XShares Group, Inc. is a Delaware corporation and is not an “affiliated person” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of any service provider to the Funds, other than the Advisor.  XShares Group, Inc. is not registered as an “investment adviser” under the Advisers Act.

C.         Description of the X Funds and the Nations Fund.

X Funds is overseen by a Board of Directors (the “Directors”) and is a series company which will offer a number of different series of funds with distinct investment strategies in an exchange-traded fund format. X Funds currently has two portfolios. One of these portfolios, the Nations Large Cap Enhanced Covered Call ETF (the “Nations Fund”), requires the relief requested herein in order to operate in accordance with its intended investment strategy.(9)  X Funds may file one or more amendments to its registration statement in the future for the creation of additional portfolios as described below which may avail themselves of the relief requested herein.

The Advisor will be the investment adviser to the Nations Fund. The Underlying Index which the Nations Fund seeks to replicate has been created by, and will remain the intellectual property of, an entity that is not an “affiliated person”, as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of X Funds or the Nations Funds, the Advisor, the Distributor, any Promoter of , or any sub-advisor (“Sub-Advisor”) to, an X Fund. The Advisor

(9)  The second portfolio, the CRB-Research Global Energy Efficiency ETF (the “Energy Fund”), currently expects to be able to rely on the relief granted in the Prior Orders and is therefore not discussed further in this Application.

may in the future create portfolios of X Funds wherein it, or its affiliates, are affiliated with the Index Creator of that Fund. The Advisor serves as the investment adviser to the Nations Fund pursuant to an Investment Advisory Agreement with X Funds and has overall responsibility for the general management of the Nations Fund and the oversight of the Nations Fund Sub-Advisor, subject to the supervision of the Directors. For these services, it is expected that the Nations Fund will pay the Advisor a fee, based on the Nations Fund’s average daily net assets. Esposito Partners, LLC is expected to act as Sub-Advisor to the Nations Fund. The Nations Fund however, may hire a different Sub-Advisor in the future. Any Sub-Advisor hired by the Nations Fund will not be affiliated with any Exchange, the Distributor, the Index Creator or any Promoter of the Nations Fund. Any Sub-Advisor will be registered under the Advisers Act. Any sub-advisory fees will be paid by the Advisor out of the Advisory fees.

The Nations Fund employs a “passive management” investment strategy designed to track the performance, before fees and expenses, of the NationsShares Large Cap Enhanced Covered Call Index (the “NationsShares Index”).  As its primary strategy, the Nations Fund seeks to replicate the NationsShares Index by investing, under normal circumstances, at least 80% of its net assets in the securities that make up the NationsShares Index, holding each security in approximately the same proportion as its weighting in the NationsShares Index.  The Nations Fund may invest up to 20% of its assets in futures contracts, options on futures contracts, options, swaps on securities of companies not in the NationsShares Index, as well as cash and cash equivalents, such as money market instruments (subject to applicable limitations of the Act).

III.           In Support of the Application

Except as noted herein, the Nations Fund and any Future Funds that rely on relief granted in response to the request made herein will operate in a manner identical to that of the Funds described in the Prior Applications that were the subject of the Prior Order.   The relief requested

with respect to the 80% Requirement and the Monthly Reconstitution is identical to relief that has been previously granted by the Commission.(10)  The relief requested with respect to the IOPV Provider is also identical to relief previously granted by the Commission (11). Applicants submit that the relief requested herein with respect to these matters presents no novel issues.

a. 80% Requirement.  Applicants wish to amend the Prior Applications to provide that each Fund referenced therein and any Future Fund (including any X Fund) will invest at least 80% of its total assets, as disclosed in the relevant Prospectus, in the Component Securities of its Underlying Index. As described above, the Nations Fund proposes to operate in such a fashion. Under this approach, a Fund will hold, in the aggregate, at least 80% of its total assets in Component Securities and investments that have economic characteristics that are substantially identical to the economic characteristics of the Component Securities of its Underlying Index.  Applicants anticipate that investments that have economic characteristics substantially identical to those of the Component Securities of an Underlying Index will include securities such as Depository Receipts based on Component Securities of the Underlying Index and TBA transactions.  The Applicants are aware that a number of exchange-traded funds currently in the market follow the 80% Requirement and Applicants are not aware that this has created any concerns. Applicants continue to expect that the returns of any Fund relying on the relief requested herein with respect to the 80% Requirement should continue to be highly correlated with the returns of its Underlying Index, expecting that the correlation coefficient will at least be 95% over extended periods. The requested relief will also allow the Adviser to bring new products to market, such as the Nations Fund, which requires the relief requested herein.

(10) See In the Matter of WisdomTree Investments Inc., et al., Investment Company Act Release Nos. 27976 (September 21, 2007) (notice) and 28015 (October 17, 2007) (order).

(11) See In the Matter of First Trust Advisors L.P., et al., Investment Company Act Release Nos. 28421 (September 29, 2008) (notice) and 28468 (October 27, 2008) (order), In the Matter of Barclays Global Fund Advisers., et al., Investment Company Act Release Nos. 28146 (February 6, 2008) (notice) and 28173 (February 27, 2008) (order).

b. Monthly reconstitution. The Nations Fund seeks to replicate the NationsShares Index, an index that is reconstituted monthly. Applicants may seek to create one or more Future Funds which seek to replicate an Underlying Index that is reconstituted more frequently than quarterly, but no more frequently than monthly. Applicants submit that the reconstitution of Underlying Indexes on a no more frequent basis than monthly does not raise concerns and provides investors with more investment choices, as new funds may be created based on Underlying Indices that reconstitute monthly. Applicants believe that the monthly reconstitution will not have any impact on the operation of the Funds or the efficiency of the Funds’ arbitrage mechanism.  With respect to Affiliated Index Future Funds, the rules governing each Underlying Index, including the rules governing periodic reconstitution, are set forth in the Index Composition Methodology which is published and transparent and made freely available on the Fund’s website.  Because the Index Composition Methodology is published and transparent, and because any changes to the Index Composition Methodology must be published 60 days in advance of implementation, information about the current constituents of each Underlying Index, and potential changes to the list of current constituents as a result of any reconstitution, will be readily ascertainable by market participants.  In addition, the frequency of the reconstitution (whether annually, quarterly or monthly) has no impact on the transparency of a Fund’s portfolio or on the ability of Authorized Participants to access the securities in each index and Fund, regardless of whether or not the Index Composition Methodology is publicly available or whether the Index Creator is an affiliated person of the Advisor, Sub-Advisor, the Fund or any Distributor or Promoter of the Fund.  It is widely recognized that the common denominator in the success of ETFs is the transparency of each ETF’s portfolio and the ability of Authorized Participants and other market participants to readily achieve economic exposure to the underlying market represented by an ETF.  These factors are not changed by the frequency of the periodic index reconstitution.  ETFs based on indexes that reconstitute monthly have been very successful and Applicants are not aware that they have experienced any operational issues in connection with the monthly reconstitution of their underlying indexes.(12)

A potential impact of monthly reconstitution is higher constituent turnover and, as a result, higher portfolio turnover for a fund tracking such index.  To the extent more frequent reconstitution leads to higher turnover of index constituents, Applicants do not believe this would necessarily lead to increased portfolio transaction costs or decrease a fund’s tax efficiency.  The unique ETF creation and redemption process is designed to, and historically has, helped minimize such costs and tax consequences.  Applicants expect this to remain true and Applicants do not believe the use by the Funds of Underlying Indexes that reconstitute monthly will have any negative impact on the operation of the Funds or the arbitrage efficiency of the Funds.

Applicants do not believe that the increased frequency of reconstitution (i.e., monthly as opposed to quarterly or annually) for Affiliated Index Future Funds raises any potential conflicts of interest that have not been addressed by the Prior Applications and Prior Order.  As discussed in the HealthShares Application, the Advisor and the Affiliated Index Future Funds have adopted and implemented policies and procedures (e.g., “Firewalls”) and codes of ethics to address potential conflicts.

Applicants do not believe that monthly reconstitution of an Underlying Index should cause a Fund tracking that index to be considered actively managed.  As with existing ETFs that track indexes that are reconstituted monthly, the Nations Fund’s investment objective is to track the performance of the NationsShares Index.  In this sense, the Nations Fund, and other Funds that may rely on the relief requested herein with respect to the Monthly Reconstitution, are as

(12) For example, the iShares Lehman Aggregate Bond Fund and iShares Lehman 1-3 Treasury fund, each of which is based on an index that reconstitutes monthly, had total assets of $6.48 and $7.16 billion, respectively, as of July 31, 2007.  See http://www.ishares.com/fund_info/detail.jhtml.

passive as any other index-based ETF.  There is nothing “active” about the reconstitution of the Underlying Index: it occurs at regular intervals no more frequently than monthly.

c. IOPV Provider. Finally, Applicants seek to amend representations in the Prior Applications to permit the calculation and/or dissemination of the IOPV by either the Exchange or by a major market data vendor. This will provide the Fund with additional flexibility to engage vendors with the appropriate expertise and resources to most accurately and efficiently calculate and disseminate the Fund’s IOPV. Because the Fund will only engage a major market data vendor to provide this service (other than the Exchange), the Applicants believe that the IOPV will have visibility comparable to that which would be obtained had it been calculated by the Exchange. In either case, the IOPV will continue to be disseminated on the Consolidated Tape.

IV.           Deletion of Relief in the Prior Order from Section 24(d) of the Act and Changes to Disclosure Requirements

As stated above, Applicants seek to amend the Prior Order to delete the relief granted to Applicants from Section 24(d) of the Act.  Applicants believe that the deletion of the exemption from Section 24(d) that was granted in the Prior Order is warranted because the adoption of the summary prospectus under Investment Company Act Release No. 28584 (Jan. 13, 2009) (the “Summary Prospectus Rule”) should supplant any need by a Fund to use a Product Description.  Applicants also note that, to date, no Fund has utilized a Product Description.  The deletion of the relief granted with respect to Section 24(d) of the Act from the Prior Order will also result in the deletion of related discussions in the Prior Applications to delete references to the Product Descriptions including in the conditions, and the deletion of condition 7 to the Prior Order.(13)

(13) Condition 7 states “Before a Fund may rely on the order, the Commission will have approved, pursuant to rule 19b-4 under the Exchange Act, an Exchange rule requiring Exchange members and member organizations effecting transactions in Shares to deliver a Product Description to purchasers of Shares.”

Applicants also seek to amend the terms and conditions of the Prior Applications to provide that all representations and conditions contained in the Prior Applications and the current Application that require a Fund to disclose particular information in the Fund’s Prospectus and/or annual report shall remain effective with respect to the Fund until the time the Fund complies with the disclosure requirements adopted by the Commission in the Summary Prospectus Rule.  Applicants believe that the proposal to supersede the representations and conditions requiring certain disclosures contained in the Prior Applications and the current Application is warranted because the Commission’s amendments to Form N-1A with regard to exchange-traded funds as part of the Summary Prospectus Rule reflect the Commission’s view with respect to the appropriate types of prospectus and annual report disclosures for an ETF.

V.            Express Conditions of this Application

Applicants agree that any amended order of the Commission granting the requested relief will be subject to the same conditions as those imposed by the Prior Order except for condition 7 to the Prior Order, which will be deleted, and conditions 2 and 5, which are revised as follows:(14)

Condition 2.   Each Fund’s Prospectus will clearly disclose that, for purposes of the Act, Shares are issued by the Funds and that the acquisition of Shares by investment companies is subject to the restrictions of section 12(d)(1) of the Act, except as permitted by an exemptive order that permits registered investment companies to invest in a Fund beyond the limits of section 12(d)(1), subject to certain terms and conditions, including that a registered investment company enter into an agreement with the Fund regarding the terms of the investment.

Condition 5.   The website maintained for the Corporation, which is and will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each

(14) All representations and conditions contained in this Application and the Prior Applications that require a Fund to disclose particular information in the Fund’s Prospectus and/or annual report shall remain effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).

Fund: (a) the prior Business Day’s NAV and the Bid/Ask Price and a calculation of the premium or discount of the Bid/Ask Price at the time of calculation of the NAV against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters.

VI.	Names and Addresses

The following are the names and addresses of Applicants:

A.	XShares Advisors LLC
420 Lexington Avenue, Suite 2550
New York, New York 10170

B.	XShares Group, Inc.
420 Lexington Avenue, Suite 2550
New York, New York 10170

C.	TDX Independence Funds, Inc.
420 Lexington Avenue, Suite 2550
New York, New York 10170

D.	X Exchange-Traded Funds, Inc.
420 Lexington Avenue, Suite 2550
New York, New York 10170

All questions concerning this Application should be directed to the persons listed on the facing page of this Application.

Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated April 20, 2009, have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants.   David W. Jaffin is authorized to sign and file this document on behalf of XShares Advisors LLC pursuant to the general authority vested in him as Chief Executive Officer. The undersigned represents that the authorization described in the HealthShares Application is applicable to the undersigned and still remains in effect.

XSHARES ADVISORS LLC

By:	/s/ David W. Jaffin
Name:	David W. Jaffin
Title:	Chief Executive Officer

Dated: April 20, 2009

Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated April 20, 2009, have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants.  David W. Jaffin is authorized to sign and file this document on behalf of XShares Group, Inc. pursuant to the general authority vested in him as President. The undersigned represents that the authorization described in the HealthShares Application is applicable to the undersigned and still remains in effect.

XSHARES ADVISORS LLC

By:	/s/ David W. Jaffin
Name:	David W. Jaffin
Title:	President

Dated: April 20, 2009

Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated April 20, 2009, have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants.  David W. Jaffin is authorized to sign and file this document on behalf of TDX Independence Funds, Inc., pursuant to the general authority vested in him as Chief Operating Officer. The undersigned represents that the authorization described in the TDX Application is applicable to the undersigned and still remains in effect

TDX INDEPENDENCE FUNDS, INC.

By:	/s/ David W. Jaffin
Name:	David W. Jaffin
Title:	Chief Operating Officer

Dated: April 20, 2009

Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated April 20, 2009, have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants.  David W. Jaffin is authorized to sign and file this document on behalf of X Exchange-Traded Funds, Inc., pursuant to the general authority vested in him as President.

X EXCHANGE-TRADED FUNDS, INC.

By:	/s/ David W. Jaffin
Name:	David W. Jaffin
Title:	President

Dated:  April 20, 2009

Verification of Amended Application and Statement of Fact

In accordance with Rule 0-2(d) under the Act, the undersigned says that he has duly executed the attached Application dated April 20, 2009, for an order, for and on behalf of XShares Advisors LLC that he is Chief Executive Officer of such company; and that all actions taken by the directors and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ David W. Jaffin
Name:	David W. Jaffin
Dated:	April 20, 2009

Verification of Amended Application and Statement of Fact

In accordance with Rule 0-2(d) under the Act, the undersigned says that he has duly executed the attached Application dated April 20, 2009, for an order, for and on behalf of XShares Group, Inc. that he is President of such company; and that all actions taken by the directors and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ David W. Jaffin
Name:	David W. Jaffin
Dated:	April 20, 2009

Verification of Amended Application and Statement of Fact

In accordance with Rule 0-2(d) under the Act, the undersigned says that he has duly executed the attached Application dated April 20, 2009, for an order, for and on behalf of TDX Independence Funds, Inc. that he is Chief Operating Officer of such company; and that all actions taken by the directors and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ David W. Jaffin
Name:	David W. Jaffin
Dated:	April 20, 2009

Verification of Amended Application and Statement of Fact

In accordance with Rule 0-2(d) under the Act, the undersigned says that he has duly executed the attached Application dated April 20, 2009, for an order, for and on behalf of X Exchange-Traded Funds, Inc. that he is President of such company; and that all actions taken by the directors and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ David W. Jaffin
Name:	David W. Jaffin
Dated:	April 20, 2009